                                                                     EXHIBIT 4.3

               SECOND AMENDMENT TO THE RANDALLS FOOD MARKETS, INC.

                            ESOP/401(k) SAVINGS PLAN

                   (Amended and Restated as of April 1, 1997)

                              W I T N E S S E T H:

        WHEREAS, Randalls Food Markets, Inc. (the "Employer") presently maintains the Randalls Food Markets, Inc. ESOP/401(k) Savings Plan (the "Plan"); and

        WHEREAS, the Plan represents the amendment and restatement of the Randalls Food Markets, Inc. Employee Stock Ownership Plan (the "ESOP"); and

        WHEREAS, the ESOP applied for a determination from the Internal Revenue Service ("IRS") with respect to the ESOP's qualified status prior to the restatement of the ESOP; and

        WHEREAS, after the restatement of the ESOP, the IRS issued a favorable determination with respect to the ESOP subject to the adoption of certain amendments to the ESOP; and

        WHEREAS, the Employer adopted the amendments to the ESOP required by the IRS; and

        WHEREAS, the Employer, pursuant to Section 9.1 of the Plan, has the right to amend the Plan from time to time subject to certain limitations.

        NOW, THEREFORE, in order to incorporate the amendments required by the IRS with respect to the ESOP into the Plan, the Plan is hereby amended in the following manner:

        1. Effective June 25, 1989, Section 1.10 is hereby amended in its entirety to read as follows:

            1.10 "Compensation" shall mean a Participant's wages for the Plan Year within the meaning of Code Section 3401(a) (for the purposes of income tax withholding at the source) but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in Code Section 3401(a)(2)). For purposes of this Section, the determination of Compensation shall be made by excluding bonuses and including amounts which are contributed by the Employer pursuant to a salary reduction agreement and which are not includible in the gross income of the Participant under Code Sections 125, 402(e)(3), 402(h)(1)(B), 403(b) or 457, and Employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions.

            Compensation shall be recognized as of an Employee's effective date of participation pursuant to Section 3.3.

            Compensation in excess of $200,000 shall be disregarded. Such amount shall be adjusted at the same time and in such manner as permitted under Code Section 415(d), except that the dollar increase in effect on January 1 of any calendar year shall be effective for the Plan Year beginning with or within such calendar year and the first adjustment to the $200,000 limitation shall be effective on January 1, 1990. For any short Plan Year the Compensation limit shall be an amount equal to the Compensation limit for the calendar year in which the Plan Year begins multiplied by the ratio obtained by dividing the number of full months in the short Plan Year by twelve (12). For Plan Years beginning prior to January 1, 1997, in applying this limitation, the family group of a Highly Compensated Participant who is subject to the Family Member aggregation rules of Code Section 414(q)(6) because such participant is either a "five-percent owner" of the Employer or one of the ten (10) Highly Compensated Employees paid the greatest "415 Compensation" during the year, shall be treated as a single participant, except that for this purpose Family Members shall include only the affected participant's spouse and any lineal descendants who have not attained age nineteen (19) before the close of the year. If, as a result of the application of such rules the adjusted $200,000 limitation is exceeded, then the limitation shall be prorated among the affected Family Members in proportion to each such Family Member's Compensation prior to the application of this limitation, or the limitation shall be adjusted in accordance with any other method permitted by Regulations. "Family Member" means, with respect to an affected Employee, such Employee's spouse, such Employee's lineal descendants and ascendants and their spouses, all as described in Code Section 414(q)(6)(B).

               For Plan Years beginning prior to January 1, 1997, if, as a result of such rules, the maximum "annual addition" limit of Section 4.10(a) would be exceeded for one or more of the affected Family Members, the prorated Compensation of all affected Family Members shall be adjusted to avoid or reduce any excess. The prorated Compensation of any affected Family Members whose allocation would exceed the limit shall be adjusted downward to the level needed to provide an allocation equal to such limit. The prorated Compensation of affected Family Members not affected by such limit shall then be adjusted upward on a pro rata basis not to exceed each such affected Family Member's Compensation as determined prior to application of the Family Member rule. The resulting allocation shall not exceed such individual's maximum "annual addition" limit. If, after these adjustments, an "excess amount" still results, such "excess amount" shall be disposed of in the manner described in Section 4.11(a) pro rata among all affected Family Members.

               In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, the annual Compensation of each Employee taken into account under the Plan shall not exceed the "OBRA `93 Annual Compensation Limit." The "OBRA `93 Annual Compensation Limit" is $150,000, as adjusted for increases in the cost of living in accordance with Code
        Section 401(a)(17)(B). The cost of living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which Compensation is determined ("Determination Period") beginning in such calendar year. If a Determination Period consists of fewer than 12 months, the "OBRA `93 Annual Compensation Limit" will be multiplied by a fraction, the numerator of which is the number of months in the Determination Period, and the denominator of which is 12.

               Any reference in this Plan to the limitation under Code Section 401(a)(17) shall mean the "OBRA `93 Annual Compensation Limit" set forth in this Section.

               If Compensation for any prior Determination Period is taken into account in determining a Participant's benefits accruing in the current Plan Year, the Compensation for that prior Determination Period is subject to the "OBRA `93 Annual Compensation Limit" in effect for that prior Determination Period. For this purpose, for Determination Periods beginning before the first day of the first Plan Year beginning on or after January 1, 1994, the "OBRA `93 Annual Compensation Limit" is $150,000.

            2. Effective June 25, 1989, Section 1.31 is hereby amended in its entirety to read as follows:

               1.31 "Highly Compensated Employee" means any Employee or former Employee who is a highly compensated employee as defined in Code Section 414(q) and the Regulations thereunder. Generally, any Employee or former Employee is considered a Highly Compensated Employee if such Employee or former Employee performed services for the Employer during the "determination year" and is one or more of the following groups:

                      (a) Employees who at any time during the "determination
               year" or "look-back year" were "five percent owners." "Five-percent owner" means any person who owns (or is considered as owning within the meaning of Code Section 318) more than five percent of the outstanding stock of the Employer or stock possessing more than five percent of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and
               (o) shall be treated as separate employers.

                      (b) Employees who received "415 Compensation" during the
               "look-back year" from the Employer in excess of $75,000. In determining whether an individual has "415 Compensation" of more than $75,000, "415 Compensation" from each employer required to be aggregated under Code Sections 414(b), (c), (m) and (o) shall be taken into account.

                      (c) Employees who received "415 Compensation" during the
               "look-back year" from the Employer in excess of $50,000 and were in the top-paid group of Employees for the Plan Year. An Employee is in the top-paid group of Employees for any year if such Employee is in the group consisting of the top twenty (20) percent of the Employees when ranked on the basis of "415 Compensation" paid during the year. For the purpose of determining the number of Employees in the top-paid group, (a) Employees with less than six (6) months of service; (b) Employees who normally work less than 172 hours per week; (c) Employees who normally work less than six (6) months during a year; (d) Employees who have not yet attained age 21; and (e) except to the extent provided in Regulations, Employees who are included in a unit of Employees covered by a collective bargaining agreement between employee representatives and the Employer shall be excluded. In determining whether an individual has

               "415 Compensation" of more than $50,000, "415 Compensation" from each employer required to be aggregated under Code Section 414(b), (c), (m) and (o) shall be taken into account.

                      (d) Employees who during the "look-back year" were
               officers as defined in Section 1.36(a) and received "415 Compensation" during the "look-back year" from the Employer greater than 50 percent of the limit in effect under Code Section 415(b)(1)(A) for any such Plan Year. The number of officers shall be limited to the lesser of (i) 50 employees; or (ii) the greater of 3 employees or 10 percent of all employees. For the purpose of determining the number of officers, the Employees excluded in paragraph (c) above for purposes of determining the top-paid group shall be excluded. However, such Employees shall still be considered for the purpose of identifying the particular Employees who are officers. If the Employer does not have at least one officer whose annual "415 Compensation" is in excess of 50 percent of the Code Section 415(b)(1)(A) limit, then the highest paid officer of the Employer will be treated as a Highly Compensated Employee.

                      (e) Employees who are in the group consisting of the 100
               Employees paid the greatest "415 Compensation" during the "determination year" and are also described in (b), (c) or (d) above when these paragraphs are modified to substitute "determination year" for "look-back year."

               The "look-back year" shall be the calendar year ending with or within the Plan Year for which testing is being performed, and the "determination year" (if applicable) shall be the period of time, if any, which extends beyond the "look-back year" and ends on the last day of the Plan Year for which testing is being performed (the "lag period"). If the "lag period" is less than twelve months long, the threshold amounts specified in (b), (c) and (d) above shall be prorated based upon the number of months in the "lag period."

               Notwithstanding the foregoing, for Plan Years beginning after December 31, 1996, "Highly Compensated Employee" shall mean any Employee who is in one or more of the following groups:

                      (a) Employees who at any time during the Plan Year being
               tested or the prior Plan Year were "five-percent owners."

                      (b) Employees who, during the prior Plan Year:

                             (i) received "415 Compensation" in excess of
                      $80,000 (or such other amount as determined by the Secretary of the Treasury which reflects cost-of-living increases in accordance with Code Section 414(q)(1)), and

                             (ii) if the Employer elects the application of this
                      clause (2) for the prior Plan Year, was in the top-paid group of employees for the prior Plan Year.

               A former Employee shall be treated as a Highly Compensated Employee if (1) such former Employee was a Highly Compensated Employee when he separated from Service or (2) such former Employee was a Highly Compensated Employee at any time after attaining age fifty-five (55).

               For purposes of this Section, the determination of "415 Compensation" shall be based only on "415 Compensation" which is actually paid and shall be made by including amounts that would otherwise be excluded from a Participant's gross income by reason of the application of Code Sections 125, 402(e)(3), 402(h)(1)(B) and, in the case of Employer contributions made pursuant to a salary reduction agreement, by including amounts that would otherwise be excluded from a participant's gross income by reason of the application of Code Section 403(b). Additionally, the $75,000 and $50,000 amounts specified in (b) and (c) above shall be adjusted at such time and in such manner as is provided in Regulations. In the case of such an adjustment, the dollar limits which shall be applied are those for the calendar year in which the "determination year" or "look-back year" begins.

               In determining who is a Highly Compensated Employee, Employees who are non-resident aliens and who received no earned income (within the meaning of Code Section 911(d)(2)) from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees. Additionally, all Employers shall be taken into account as a single employer and leased employees within the meaning of Code Sections 414(n)(2) and 414(o)(2) shall be considered Employees unless such leased employees are covered by a plan described in Code Section 414(n)(5) and are not covered in any qualified plan maintained by the Employer. The exclusion of leased employees for this purpose shall be applied on a uniform and consistent basis for all of the Employer's retirement plans.

               For Plan Years beginning prior to January 1, 1997, if any individual is a Family Member of a 5-percent owner or of a Highly Compensated Employee in the group consisting of the ten (10) Highly Compensated Employees paid the greatest compensation during the year, then (i) such individual shall not be considered a separate employee, and (ii) any compensation paid to such individual (and any applicable contribution or benefit on behalf of such individual) shall be treated as if it were paid to (or on behalf of) the 5-percent owner or Highly Compensated Employee. Except as provided in Regulations, the rules of this paragraph shall be applied in determining the compensation of (or any contributions or benefits on behalf of) any employee for purposes of any Section of this Plan with respect to which a Highly Compensated Employee is defined by reference to this Section.

        3. Effective June 24, 1986, Section 4.5(g) is hereby amended in its entirety to read as follows:

                      (g) All Company Stock acquired by the Plan with the
               proceeds of an Exempt Loan must be added to and maintained in the Unallocated Company Stock Suspense Account. Such Company Stock shall be released and withdrawn from that account as if all Company Stock in that account were encumbered. For each Plan Year during the duration of the loan, the number of shares of Company Stock released shall equal the number of encumbered shares held immediately before release for the current Plan Year multiplied by a fraction, the numerator of which is the amount of principal paid for the Plan Year and the denominator of which is the sum of the numerator plus the principal to be paid for all future Plan Years. The Exempt Loan must provide for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payments of such amounts for ten (10) years. Interest included in any payment is disregarded for purposes of the fraction described above only to the extent that it would be determined to be interest under standard loan amortization tables. As of each Anniversary Date, the Plan must consistently allocate to each Participant's Account non-monetary units (shares and fractional shares of Company Stock) representing each Participant's interest in assets withdrawn from the Unallocated Company Stock Suspense Account. Income earned with respect to Company Stock in the Unallocated Company Stock Suspense Account shall be used to repay the Exempt Loan used to purchase such Company Stock. Any income which is not so used must be allocated as income of the Plan.

            4. Effective June 25, 1989, Section 4.5(j) is hereby amended in its entirety to read as follows:

                      (j) Minimum Allocations Required for Top Heavy Plan Years:
               Notwithstanding the foregoing, for any Top Heavy Plan Year, the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Non-Key Employee shall be equal to at least three percent (3%) of such Non-Key Employee's "415 Compensation." However, if (i) the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Key Employee for such Top Heavy Plan Year is less than three percent (3%) of each Key Employee's "415 Compensation" and (ii) this Plan is not required to be included in an Aggregation Group to enable a defined benefit plan to meet the requirements of Code Section 401(a)(4) or 410, the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Non-Key Employee shall be equal to the largest percentage allocated to the Participant's Account of each Key Employee. However, for Plan Years beginning after December 31, 1988, in determining whether a Non-Key Employee has received the required minimum allocation, such Non-Key Employee's deferred compensation and matching contributions needed to satisfy the "Actual Contribution Percentage" tests pursuant to
               Section 4.8 shall not be taken into account.

                      Except, however, no such minimum allocation shall be
               required in this Plan for any Non-Key Employee who participates in another defined contribution plan subject to Code Section 412 providing such benefits included with this Plan in a Required Aggregation Group.

            5. Effective June 28, 1987, Section 4.13(c) is hereby amended in its entirety to read as follows:

                      (c) Each Qualified Participant who has not attained age
               sixty (60) may elect within ninety (90) days after the end of each calendar quarter or within ninety (90) days after the close of each Plan Year during the Qualified Election Period to direct the Trustee in writing as to the investment of 25 percent of the Qualified Participant's Company Stock Account (to the extent such portion exceeds the amount to which a prior election under this subparagraph applies). Each Qualified Participant who has attained age sixty (60) may elect within ninety (90) days after the end of each calendar quarter or within ninety (90) days after the close of each Plan Year during the Qualified Election Period to direct the Trustee in writing as to the investment of up to 100 percent of the Qualified Participant's Company Stock Account (to the extent such portion exceeds the amount to which a prior election under this subparagraph applies). If the Qualified Participant elects to direct the Trustee as to the investment of his Company Stock Account, such direction shall be effective no later than 180 days after the close of the Plan Year to which such direction applies. In lieu of directing the Trustee as to the investment of his Company Stock Account, the Qualified Participant may elect a distribution in cash or Company Stock of the portion of his Company Stock Account covered by the election within ninety (90) days after the last day of the period during which the election can be made. The Plan shall offer at least three (3) investment options to each Qualified Participant making an election under this paragraph.

            6. Effective June 24, 1986, Section 7.4(a) is hereby amended in its entirety to read as follows:

                      (a) On or before the Anniversary Date coinciding with or
               subsequent to the termination of a Participant's employment for any reason other than death, Total and Permanent Disability or retirement, the Administrator may direct the Trustee to segregate the amount of the Vested portion of such Terminated Participant's Account and invest the aggregate amount thereof in a separate, federally insured savings account, certificate of deposit, common or collective trust fund of a bank or a deferred annuity. In the event the Vested portion of a Participant's Account is not segregated, the amount shall remain in a separate account for the Terminated Participant and share in allocations per Section 4.5 until such time as a distribution is made to the Terminated Participant. The amount of the Terminated Participant's Account which is not Vested shall be credited to the Suspense Account (which will always share in gains and losses of the trust) and shall, subsequently, be allocated to the accounts of the remaining Participants in accordance with the terms of the Plan at such time as the amount becomes a Forfeiture.

                      If a portion of a Participant's Account is forfeited,
               Company Stock allocated to such account must be forfeited only after the Other Investment Account has been depleted. If interest in more than one class of Company Stock has been allocated to a Participant's Account, the Participant must be treated as forfeiting the same proportion of each such class.

                      Distribution of the funds due to a Terminated Participant
               shall be made on the occurrence of an event which would result in the distribution had the Terminated Participant remained in the employ of the Employer (upon the Participant's death, Total and Permanent Disability, Early or Normal Retirement). However, if such Terminated Participant is reemployed by the Employer before distribution is required to be made under this paragraph, such distribution shall be postponed. Distribution to a Participant shall not include any Company Stock acquired after December 31, 1986 with the proceeds of an Exempt Loan until the close of the Plan Year in which such loan is repaid in full. Any distribution under this paragraph shall be made in a manner which is consistent with and satisfies the provisions of Sections 7.5 and 7.6, including, but not limited to, all notice and consent requirements of Code Section 411(a)(11) and the Regulations thereunder.

                      If the value of a Terminated Participant's Vested benefit
               derived from Employer and Employee contributions does not exceed $3,500 and has never exceeded $3,500 at the time of any prior distribution, the Administrator shall direct the Trustee to cause the entire Vested benefit to be paid to such Participant in a single lump sum.

                      Terminated Participants who are under the age of
               fifty-five (55) at the time of termination may elect distribution of all or part of the Vested portion of their Participant's Account. The distribution will be made as soon as administratively possible after the end of the calendar quarter of termination.

            7. Effective June 24, 1986, Section 7.6(a) is hereby amended in its entirety to read as follows:

                      (a) Distribution of a Participant's benefit may be made in cash or Company Stock or both, provided, however, that if a Participant or Beneficiary so demands, such benefit shall be distributed only in the form of Company Stock. Prior to making a distribution of benefits, the Administrator shall advise the Participant or his Beneficiary, in writing, of the right to demand that benefits be distributed solely in Company Stock. If the Participant or his Beneficiary fails to make such demand in writing within 90 days after receipt of such written notice, the Administrator shall direct the Trustee to make such distribution entirely in cash.

            8. Effective June 24, 1986, Section 7.11(c) is hereby amended in its entirety to read as follows:

                      (c) The put option must be exercisable only by a
               Participant, by the Participant's donees, or by a person (including an estate or its distributee) to whom the Company Stock passes by reason of a Participant's death. (Under this paragraph "Participant" means a Participant and the Beneficiaries of the

               Participant under the Plan.) The put option must permit a Participant to put the Company Stock to the Employer. Under no circumstances may the put option bind the Plan. However, it shall grant the Plan an option to assume the rights and obligations of the Employer at the time that the put option is exercised. If it is known at the time a loan is made that Federal or State law will be violated by the Employer's honoring such put option, the put option must permit the Company Stock to be put, in a manner consistent with such law, to a third party (e.g., an affiliate of the Employer or a shareholder other than the Plan) that has substantial net worth at the time the loan is made and whose net worth is reasonably expected to remain substantial.

                      The put option shall commence as of the day following the
               date the Company Stock is distributed to the former Participant and end 60 days thereafter and if not exercised within such 60-day period, an additional 60-day option shall commence in the Plan Year next following the date the stock was distributed to the former Participant (or such other 60-day period as provided in regulations promulgated by the Secretary of the Treasury). In no event shall the second 60-day put option period end prior to the date which is 15 months after the date of distribution. However, in the case of Company Stock that is publicly traded without restrictions when distributed but ceases to be so traded within 15 months after distribution, the Employer must notify each holder of such Company Stock in writing on or before the tenth day after the date the Company Stock ceases to be so traded that for the remainder of the 15-month period the Company Stock is subject to the put option. The number of days between the tenth day and the date on which notice is actually given, if later than the tenth day, must be added to the duration of the put option. The notice must inform distributees of the term of the put options that they are to hold. The terms must satisfy the requirements of this paragraph.

                      The put option is exercised by the holder notifying the
               Employer in writing that the put option is being exercised; the notice shall state the name and address of the holder and the number of shares to be sold. The period during which a put option is exercisable does not include any time when a distributee is unable to exercise it because the party bound by the put option is prohibited from honoring it by applicable Federal or State law. The price at which a put option must be exercisable is the value of the Company Stock determined in accordance with Paragraph (d)(5) of 26 CFR 54.4975-11. The provisions for payment under the put option shall not exceed a 60 day period from the exercise date of the put option.

        IN WITNESS WHEREOF, the Employer has executed this Second Amendment to the Randalls Food Markets, Inc. ESOP/401(k) Savings Plan on this 10th day of May, 1997.

                                        RANDALLS FOOD MARKETS, INC.



                                        By: /s/ Janice R. Schilmoeller
                                            ____________________________________

                                        Name: JANICE R. SCHILMOELLER
                                              __________________________________

                                        Title: Vice President of Risk Management
                                               _________________________________